

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 26, 2006

Mr. Gregory B. Kenny
President and Chief Executive Officer
General Cable Corporation
4 Tesseneer Drive
Highland Heights, KY 41076-9753

> **RE: General Cable Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **Form 10-Q for Quarterly Period Ended March 31, 2006**
> **Filed May 10, 2006**
> **File No. 001-12983**

Dear Mr. Kenny:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 3. Legal Proceedings, page 20

1. We note that you do not believe that your exposures with respect to CERCLA, your Pirelli indemnification, and the asbestos lawsuits will have a material adverse effect on your results of operations, cash flows or financial position. Please be aware that a statement that a contingency is not expected to be material

does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant's securities. In that case, the registrant must either (a) disclose the estimated additional loss or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. Please note that any conclusion as to materiality should take into account the impact that any change in the accrual could have on quarterly or segment earnings.

2. In addition, we note the American Premier Underwriters indemnification and your asbestos insurance coverage. Please be advised that loss contingencies should be evaluated independently from any potential claim for recovery for accounting and disclosure purposes. Accordingly:
   - If material, please accrue for those loss contingencies that meet the conditions of paragraph 8 of SFAS No. 5, independent of your insurance or indemnification recoveries. In other words, please present the gross liability associated with your loss contingencies separately from the related claim for recovery.
   - Please re-evaluate your conclusions that your exposures associated with these contingencies will not have a material adverse effect on your results of operations, cash flows or financial position by considering your loss contingencies independently of any recovery. Please revise your future filings accordingly.

Liquidity and Capital Resources, page 39

3. We note your accounts receivables increased from $369.4 as of December 31, 2004 to $542.9 as of December 31, 2005. Please expand your liquidity and capital resources disclosure to explain the underlying reasons for this 47% increase in your accounts receivables balance. You current disclosure is unclear as to why your account receivables balance has increased significantly. Specifically, explain why your accounts receivables balance increased 47% from December 31, 2004 to December 31, 2005 in consideration that your sales only increased 21% year over year. Consider disclosing your accounts receivable turnover ratio for each period and explain the significant variances to allow your readers to better understand these variances. In addition, please explain why your allowance for doubtful accounts decreased 46% over the same period. Refer to section IV. Liquidity and Capital Resources of Release No. 33-8350: *Interpretation - Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.*

2. Summary of Significant Accounting Policies, page 61

Revenue Recognition, page 61

4. We note that you have multiple element revenue arrangements, where the
    multiple deliverables are divided into separate units of accounting when the
    delivered items have value on a standalone basis, there is objective and reliable
    evidence of undelivered items and the general right of return is substantially in
    your control. Please tell us the following:
    - Your disclosures differ from the requirements of paragraph 9 of EITF 00-21
      with respect to determining whether the multiple deliverables should be
      considered separate units of accounting. Specifically, paragraph 9.a requires
      that the delivered items have value *to the customer* on a standalone basis.
      Paragraph 9.b requires that there is objective and reliable evidence of the *fair
      value* of the undelivered item. Paragraph 9.c requires that *if the arrangement
      includes a general right of return relative to the delivered item, performance
      of the undelivered item is considered probable and* substantially in your
      control. Please confirm to us that for those contracts which you divide into
      two separate units of accounting, you meet each of the requirements in
      paragraph 9 of EITF 00-21. If so, please revise your disclosures in future
      filings accordingly. If not, please tell us the basis for your accounting.
    - Please tell us if you have any material arrangements with multiple
      deliverables which you treat as one unit of accounting. If so, please tell us
      your revenue recognition policy for such arrangements, and your basis in
      GAAP for your accounting. Please also disclose this policy in future filings.
      In this regard, please specifically tell us and disclose, in future filings, the (1)
      nature of the customer acceptance provisions associated with these contracts
      and (2) nature of the installation services performed. Please also tell us your
      consideration of these items in your accounting for revenue. Please refer to
      SAB Topic 13A3.c, question 3.
    - For those contracts where product delivery and installation are two separate
      units of accounting, please tell us and disclose, in future filings, more about
      the customer acceptance provisions associated with these contracts. As part of
      your response, please tell us your basis for recognizing revenue allocated to
      the product upon delivery to the customer, rather than after installation is
      complete. Refer to question 2 of SAB Topic 13A3.b.

Forward Pricing Arrangements for Purchases of Copper and Aluminum, page 63

5. We note that you had $106.2 million of future copper and aluminum purchases
    under forward pricing agreements at December 31, 2005, with a fair value of
    $117.6 million. We also note your disclosures in note 12 that you had an
    unrealized gain of $11.4 million at December 31, 2005, related to these
    agreements. Citing relevant accounting literature, please tell us how you account

for these agreements. Please also tell us where you have reflected these
agreements in your financial statements, if at all.

3. Acquisitions and Divestitures, page 67

6. We note that the Silec and Beru acquisitions represent 14% of total assets, based
   on your disclosures on page 46. In light of the materiality of these acquisitions to
   your balance sheet, in future filings, please disclose the information required by
   SFAS 141, paragraphs 51.d for Beru, and 51.e, 51.f, and 51.h for both Silec and
   Beru. In your response, please show us what your disclosures will look like.

13. Income Taxes, page 75

7. We note that the settlement of tax items for the year ended December 31, 2004
   was $23.3 million, resulting in an income tax benefit of $18.1 million that
   increased your income before income taxes from $19.4 million to $37.5 million
   after taxes for 2004. It appears that you have recognized material provisions
   related to uncertain tax positions. In order for us to better understand your
   accounting, please provide us with the following:
   - Explain the underlying material tax position(s) you have taken which you
     believe may be challenged and potentially disallowed;
   - Tell us whether you consider the positions to be specific tax "shelters" as
     defined by tax authorities, or whether they represent tax uncertainties entered
     into in the ordinary course of business;
   - Describe the uncertainties surrounding such position(s) and what factors
     would impact whether they would be potentially disallowed;
   - Quantify in all respects the surrounding accounting for such tax positions;
   - Quantify the activity of the reserves from inception, or at least provide
     adequate historical perspective concerning the reversal and the original
     reserve dates;
   - Identify where, in both the income statement and balance sheet, the reserve
     activity was originally recorded;
   - Quantify and identify any current reserves and their underlying purpose;
   - Regarding any current reserves, describe the uncertainties surrounding such
     position(s) and what factors would impact whether they would be potentially
     disallowed
   - Indicate in the activity any actual disallowances;

8. In addition, please expand your accounting policy in future filings to describe
   how you account for this reserve. It is unclear from your current disclosures what
   your overall threshold of probability is when establishing and adjusting this
   reserve. Please disclose further details such as the periods subject to open audits.

19. Segment Information, page 85

9. We note that you have three reportable segments. However, we also note that your industrial & specialty segment serves a number of markets for which we would expect economic performance to differ. For example, we note that this segment includes both products influenced by industrial construction as well as products for sale to the automotive aftermarket. In addition, we note that you operate in a number of geographic regions for which we would again expect economic performance to differ. For example, based on your disclosures on page 8, we note that North America operating income margin ranges between 0.52% and 3.4%, whereas International operating income margin ranges between 7.8% and 10.4%. Accordingly, it is unclear how you have determined that you have only three reportable segments. Given the above, please provide us with the internal financial reports provided to your chief operating decision maker as of December 31, 2005 and March 31, 2006. If you aggregate your operating segments, please explain to us, in detail, the basis for the aggregation of your operating segments into your three reportable segments. In this regard, please tell us, for each bullet point below, how you determined that:

- all of your operating segments are economically similar. Please provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your products operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).
- all of your operating segments have similar products.
- the production processes for all of your product-related operating segments are similar.
- the customers for all of your product-related operating segments are similar,
- the distribution methods of all of your product-related operating segments are similar.

Form 10-Q for quarterly period ended March 31, 2006

14. Commitments and Contingencies, page 25

10. We note your disclosure that you are unable to estimate the range of potential settlement dates related to your various operating facilities that contain encapsulated asbestos for the purposes of accruing an asset retirement obligation due to the fact that the operating facilities are in full use and there are no plans to demolish or renovate these facilities. Please tell us why your past practice, industry practice, or the facilities' estimated economic lives do not provide a

sufficient basis for estimating the potential settlement dates. Please refer to paragraph 5.b of FIN 47.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3255.

Sincerely,

Nili Shah
Accounting Branch Chief